chico's FAS INC

chico's

WHITE HOUSE BLACK MARKET

Soma

2016 Investor & Analyst Event

Profitable Growth and Value Creation

September 28, 2016







Safe Harbor

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained herein may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect our current views with respect to certain events that could have an effect on our future financial performance, including but without limitation, statements regarding our plans, objectives, and future success of our store concepts, the implementation of our previously announced restructuring program, and implementation of our program to increase the sales volume and profitability of our existing brands through four previously announced focus areas. These statements may address items such as future sales, gross margin expectations, SG&A expectations, operating margin expectations, planned store openings, closings and expansions, future comparable sales, inventory levels, and future cash needs. These statements relate to expectations concerning matters that are not historical fact and may include the words or phrases such as "expects," "believes," "anticipates," "plans," "estimates," "approximately," "our planning assumptions," "future outlook," and similar expressions. Except for historical information, matters discussed in such oral and written statements are forward-looking statements. These forward-looking statements are based largely on information currently available to our management and on our current expectations, assumptions, plans, estimates, judgments and projections about our business and our industry, and are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. Although we believe our expectations are based on reasonable estimates and assumptions, they are not guarantees of performance and there are a number of known and unknown risks, uncertainties, contingencies, and other factors (many of which are outside our control) that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Accordingly, there is no assurance that our expectations will, in fact, occur or that our estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic and business conditions, conditions in the specialty retail industry, the availability of quality store sites, the ability to successfully execute our business strategies, the ability to achieve the results of our restructuring program, the ability to achieve the results of our four focus areas, the integration of our new management team, and those described in Item 1A, “Risk Factors” and in the “Forward-Looking Statements” disclosure in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Form 10-K. There can be no assurance that the actual future results, performance, or achievements expressed or implied by such forward-looking statements will occur. Investors using forward-looking statements are encouraged to review the Company's latest annual report on Form 10-K, its filings on Form 10-Q, management's discussion and analysis in the Company's latest annual report to stockholders, the Company's filings on Form 8-K, and other federal securities law filings for a description of other important factors that may affect the Company's business, results of operations and financial condition. All written or oral forward-looking statements that are made or attributable to us are expressly qualified in their entirety by this cautionary notice. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

Today's Speakers



Shelley Broader

Chief Executive Officer



Todd Vogensen

Chief Financial Officer



Discussion Agenda

I. **Welcome / Introduction**
(Shelley Broader)

II. **We are Well-Positioned for Profitable Growth and Value Creation**
(Shelley Broader)

III. **Sharpening Our Financial Principles**
(Todd Vogensen)

IV. **Wrap-Up**
(Shelley Broader)

V. **Q&A**

Chico’s FAS Has a Powerful Portfolio of Brands, Providing a Platform for Profitable Growth and Value Creation



Soma

- 274 boutiques across the U.S. and Puerto Rico[2]
- 19 outlets[2]
- 31 franchise locations in Mexico[2]

Intimate apparel brand that caters to a vastly underserved intimates market focusing on women 35+ years

WHITE HOUSE BLACK MARKET

Aspirational and sophisticated styles fill a niche for fashionable women 35+ years



- 432 boutiques across the U.S., Canada and Puerto Rico[2]
- 72 outlets[2]



$332m
13%[1]
$871m
34%[1]
$1,358m
53%[1]

chico’s



Iconic brand with a cult-like following of loyal customers of women 45+ years

- 602 boutiques across the U.S., Canada and Puerto Rico[2]
- 118 outlets[2]
- 47 Chico’s franchise locations in Mexico[2]

[1] FY2015 Sales. % of total sales excludes Boston Proper
[2] Store count as of Q2 2016

Our Target Customers Represent the Largest Age Cohorts and Have Significantly More Wealth

Share of Population by Age[1]


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
0-4
10-14
20-24
30-34
40-44
50-54
60-64
70-74
80-84
90-94
2000
2015

% of Average Income by Age[2]


140 %
120 %
100 %
80 %
60 %
40 %
20 %
0.0 %
48 %
94 %
123 %
124 %
111 %
84 %
58 %
<25
25-34
35-44
45-54
55-64
65-74
75+

[1] *Source: US Department of Commerce, Goldman Sachs Global Investment Research.*
[2] *Source: Department of Labor, Goldman Sachs Global Investment Research.*

We Are Addressing the Needs of a New Consumer…

Culture of immediate access to information, driven by new technologies and platforms designed to bring consumer convenience to new heights



Access to Information
Spending on Experiences
The New Consumer
Shopping from Anywhere
Instant Gratification

Prioritization of personal experiences has led to increased focus on improving the shopping experience

Easy access to information, higher guarantee of availability and, most importantly, convenience have all contributed to the rise of shopping from anywhere

Consumers are less likely to wait for an out-of-stock item, preferring to pay a premium for instant gratification

…That is Focused on Experiences

Consumers are spending less on clothing…



Household Budget Change Between 1984 and 2014
4%
3%
(3)%
(3)%
(1)%
(0)%
Housing
Health Care
Food
Clothing
Transportation
Basic Needs (Total)

*"Over the next 5 years, total sales are expected to grow by 22%, with categories including **vacations and dining out, expected to see the greatest gains** with projected 5 year increases of about 27% each."*

- Mintel American Lifestyles, 2015

…But are willing to pay for memorable experiences

*"**People are feeling comfortable spending again, but they seem most likely to want to shell out for memorable experiences** or for sensible, big-ticket items that they know will last a long time. For retailers who don't fit in those categories, **it's going to be an uphill climb to get convince consumers to buy**"*

- Washington Post, 24-Apr-2015

*"...Busy lifestyles and constant connectivity have driven **increased demand for omni-channel delivered services from brands with consistent values**"*

- GS Investment Research



Source: Consumer Expenditure Survey (1984; 2014). Goldman Sachs Investment Research. Mintel American Lifestyles (2015)

We Are Transforming Our Company to Win in the Future in Three Phases

Phase I	**Development of four focus areas to drive profitable growth and value creation**
Phase II	**Executing on cost savings initiatives and preparing Chico’s FAS for the third phase**
Phase III	**Defining and igniting new sources of revenue for our iconic brands**

We Are Well Positioned for Profitable Growth and Value Creation…

Three powerful, differentiated brands that serve attractive consumer segments with moderate to high income levels

Leading omni-channel capabilities

Loyal customer base we know well through capturing customer information on over 90% of our transactions

Intensified **financial discipline**

Commitment to service that we believe is unique

Shareholder value creation through capital return

…And Are Making Progress on Our New Strategy

✓ We are executing on our cost reduction and operating efficiency initiatives

✓ We have redesigned our organizational structure to make us more nimble and responsive to our customers' needs

✓ We are laying the groundwork for Phase III, defining and igniting new sources of revenue

We are confident in our future and pleased with our progress

We Have Prioritized Four Clear Focus Areas to Improve Performance and Increase Shareholder Value

Evolve the Customer Experience

Integrate our ***digital*** and ***physical*** retail environments to have the agility to ***meet our customers' expectations*** as their relationship with digital platforms evolves

Strengthen our Brands' Positioning

Leverage the connection we have with our ***loyal*** customers and ***attract new customers*** *through* ***marketing, brand-representative merchandise***, and ***unparalleled service***

Leverage Actionable Retail Science

Develop algorithms and models to drive and enable real-time decision-making to ***improve how we go to market, stock our product, interact with our customers and how they interact with us***

Sharpen our Financial Principles

Drive further savings through leveraging our ***shared services model, optimizing our expenses, driving a high ROI on marketing spend*** *and* ***facilitating value creation***

Discussion Agenda

- **I** — **Welcome / Introduction (Shelley Broader)**
- **II** — **We are Well-Positioned for Profitable Growth and Value Creation (Shelley Broader)**
- **III** — **Sharpening Our Financial Principles (Todd Vogensen)**
- **IV** — **Wrap-Up (Shelley Broader)**
- **V** — **Q&A**

We are Prioritizing Four Clear Focus Areas to Improve Performance and Increase Shareholder Value

Evolve the Customer Experience	Integrate our ***digital*** and ***physical*** retail environments to have the agility to ***meet our customers' expectations*** as their relationship with digital platforms evolves
Strengthen our Brands' Positioning	Leverage the connection we have with our ***loyal*** customers and ***attract new customers*** *through* ***marketing , brand-representative merchandise***, and ***unparalleled service***
Leverage Actionable Retail Science	Develop algorithms and models to drive and enable real-time decision-making to ***improve how we go to market, stock our product, interact with our customers, and how they interact with us***
Sharpen our Financial Principles	Drive further savings through leveraging our ***shared services model***, ***optimizing our expenses, driving a high ROI on marketing spend*** *and* ***facilitating value creation***

At Chico’s FAS, We Are Focused on Delivering the Amazing Experience That Sets our Brands Apart

Unique Fashion



Differentiated Service



Value



Our Net Promoter Scores Are Significantly Above Industry Averages



Club Store 79
Chico's 77
WHBM 75
Soma 75
Department Store 72
Club Store 67
Department Store 66
Department Store 65
Value Retailer 60
Club Store 59
Department Store 58
Electronics Retailer 51
Value Retailer 29
Value Retailer 29
Chico's FAS
Industry Average: 51
20 30 40 50 60 70 80 90
2015 Net Promoter Scores

"I love the staff at Chico's. They made me feel right at home. I had a good time. What fun it is to shop and enjoy it!" - Customer, Alpharetta, GA

chico's

"My sales person was FANTASTIC…I loved everything she chose and was amazed at how good they looked." - Peggy, Utica Square, OK

WHITE HOUSE BLACK MARKET

"I LOVE the way the bras fit that I get at Soma. The ladies working in the store are so very helpful and courteous." - Terri, La Palma, CA

Soma



Our loyal customers love talking about their positive brand experiences

[1] *Source: Medallia. Net Promoter Score is an index ranging from -100 to 100 that measures the willingness of customers to recommend a company's products or services to others.*

The Future is the Intersection of Physical and Digital

Capture a customer's order through the store, web or contact center



Capture Order
Source
Fulfill
Support
Optimize
Omni-Channel Order Cycle

Source the order for fulfillment

- Fulfill from the lowest-cost location
- Consider the fastest way to get the customer her order

Pick, Pack & Ship the Order

- From the DC, Stores, or Ready for in-store pick-up

Customer's Order May Require Support

- Exchange, return, inquiry
- Support from store and/or contact center

Continually Optimize Omni-Channel Opportunities

- Change algorithms to drive revenue and margin
- Optimizing operational costs and inventory

Our Loyalty Programs and Leading Omni-Channel Capabilities Foster Deeper Relationships With Our Customers

- **Long before most peers, we have been tying purchases directly to specific customer names**

  —We have over 8 million current customers in our loyalty programs

- **We have leading omni-channel capabilities**

  —Shared inventory

  —“Locate” ship from store

  —Chico’s website flex/redesign launched in February 2016, White House Black Market and Soma will follow

  —Customer book application on iPad rolled out to all stores



chico's
CUSTOMER NAME
Jane
Doe
PASSPORT NUMBER
999999999
PASSPORT TYPE
Passport Member
PRIMARY TELEPHONE
212-555-1212
EMAIL ADDRESS
janedoe@testing.com
BIRTH MONTH
May
PRIVACY MODE
SIZES
CHANNEL SPENDING
CATEGORY SPENDING
62%
33%
DTC DOLLARS LAST 12 MONTHS
OTHER DOLLARS LAST 12 MONTHS
LOYALTY
MOST FREQUENT BOUTIQUE
3431
NY, USA
MOST FREQUENT STYLE EXPERT
Jane Vichi
LAST VISITED
BOUTIQUE LOCATION
New York
NY3431
3431
NY, USA
DATE
Jul 04, 2014
STYLE EXPERT
Jane Vichi

Over 90% of our 2015 sales were derived from customers in loyalty programs

Our Customer Book Application Houses Our Rich Customer Data

ASSOCIATE | CUSTOMER BOOK



iPad
12:33 PM
94%
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chico's
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Displaying Next 2 Tasks
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Recent Customers
Displaying 3 Recent Customers
Beth Williamson
(615) 665-3344
beth.williamson@mailinator.com
Boca Raton, FL, 33434
Michael Crist
(479) 283-9871
michael.crist@mailinator.com
Corpus Christi, TX, 78413
Loretta Rao
(831) 423-1896
loretta.rao@mailinator.com
Bronx, NY, 10472
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Favorite: Knit Tops
Jul 25, 2016

CURRENT FEATURES

CUSTOMER PROFILE

Detailed information on all Customers in loyalty program including Associate & Boutique of loyalty, category & channel affinity, loyalty information including email, phone, annual & lifetime spend.

LOVE LIST

Add Customers to Associate's personal list; added 1 of 3 ways: initial push based on Associate / Customer relationship, Associate added, Customer signed up for loyalty.

FILTERS

Filter through Love Lists to return a desired list based on Customer profiles.

PURCHASE HISTORY

View 18 month purchase history of each Customer including web photos and purchase metrics.

EMAIL TEMPLATES

Send a personalized, branded email template to one or multiple Customers at one time; used for experiences vs. promotion.

CUSTOMER NOTES

Create an individual note in Customer Profile; visible to all Associates.

ASSOCIATE DASHBOARD

Access the full feature set of Customer Book through the landing page.

NSSC & BTQ ADMIN

Move Love Lists between Associates when turned or Boutique closing.

TASKS

Create a Customer related task or share filters to others; tasks can be personal or assigned by a manager or NSSC.

MY FAVORITES

View My Favorites from Chico's Consumer App (Customer selected products) in Customer Profile.
*NOT TURNED ON DUE TO CHICO'S APP PUSH DATE.

We Have a Roadmap for Further Customer Book Enhancements

ASSOCIATE | CUSTOMER BOOK

FUTURE ROADMAP

3.2 - OCTOBER 2016	3.3 FEBRUARY 2017	2018	
APPOINTMENT SCHEDULING Fully integrated appointment scheduling in Customer Book that is tied to online Appointment scheduling (Brickworks); Create and manage all Appointments and measure results.	**CONNECTION CAMPAIGNS** Push Connection Campaigns (call or email) from NSSC to all Boutiques and give Associates visibility to recent Customer connections; e.g. Email, Calling Campaign, Direct Mail postcard, loyalty reward, etc.	**LOYALTY INTEGRATION** View Customer loyalty tiers, available coupons and gift availability; link to consumer app.	**BEACON INTEGRATION** Provide alert notifications to Associates upon Customer entry into the Boutique; link to consumer app.
		STYLE SURVEY Complete survey to identify Customers personal style and recommend outfit suggestions; link to consumer app.	**CONNECTION SUGGESTION** Generate connection and wardrobing suggestions and automatically deliver to Associate dashboard on each shift.
		MY CLOSET Predict and recommend oufit and product suggestions based on past purchase history and "like" Customers.; link to consumer app.	


chico's
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Search
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Debbie Hanson

We Are Continuously Taking Action to Expand Our Omni-Channel Capabilities

Omni-Channel Fulfillment

Phase 1A
Roll out starting in 2017, Full roll-out in FY18



Enterprise-Wide Inventory Visibility

- Expand on our Shared Inventory advantage
- Allow our customers to view SKU-level inventory visibility to store inventory
- This inventory visibility will also be leveraged to enable Locate, Ship from Store and BOPIS

Phase 1B
Implement Q3 17



Order In Store

- Replaces our legacy Locate functionality
- Currently ~$85M business for Chico's FAS

Phase 2
Pilot Q4 17, Full roll-out in FY18



DCOM Ship from Store

- 1,500 available points of distribution to use in a strategic manner
- Optimize inventory at all locations

Phase 3
Pilot FY18, Full roll-out in FY19



Buy Online Pickup In Store -OR- Reserve Online Purchase in Store

- New functionality to Chico's FAS
- ~30% of BOPIS/ROPIS orders result in at least 1 additional unit being sold at pick-up

Source: Shopatron Consumer Survey, Forrester Research).

We are Prioritizing Four Clear Focus Areas to Improve Performance and Increase Shareholder Value

Evolve the Customer Experience

Integrate our ***digital*** and ***physical*** retail environments to have the agility to ***meet our customers' expectations*** as their relationship with digital platforms evolves

Strengthen our Brands' Positioning

Leverage the connection we have with our ***loyal*** customers and ***attract new customers*** *through* ***marketing, brand-representative merchandise***, and ***unparalleled service***

Leverage Actionable Retail Science

Develop algorithms and models to drive and enable real-time decision-making to ***improve how we go to market, stock our product, interact with our customers, and how they interact with us***

Sharpen our Financial Principles

Drive further savings through leveraging our ***shared services model***, ***optimizing our expenses, driving a high ROI on marketing spend*** and ***facilitating value creation***

How We Position Our Brand at Chico's


chico's

Our Mission:
Give Women Confidence
in Their Style and Self-Expression

Our Promise:

- ✓ **Superior fit, comfort, and ease**
- ✓ **Exceptional quality at an incredible value**
- ✓ **Most amazing personal service, everywhere, always**

Our Initiatives and Product Strategy at Chico’s



Athleisure launch through our Zenergy line

Revitalized Traveler’s collection

Expansion of petite offerings through 55 stores

Introduced our signature Ultimate Fit Juliet ankle pant

How We Position Our Brand at White House Black Market


WHITE
HOUSE
BLACK
MARKET

Our Mission:
Make Luxury Fashion Affordable

Our Promise:

- ✓ **Elevated, unique designs and curated products that address the modern woman's multi-faceted lifestyle needs**
- ✓ **Remarkable quality and fit at surprising prices**
- ✓ **Best-in-class, personalized service and delighting, meaningful experiences**

Our Initiatives and Product Strategy at White House Black Market



Emphasizing design element of brand

Expanding breadth and versatility to increase customer value

Re-claiming dress and special occasion business

Known for affordable designer denim

How We Position Our Brand at Soma



Our Mission:
At Soma, We Know That Beautiful Begins Underneath

Our Promise:

- ✓ **Beautiful and sensual lingerie, loungewear and beauty**
- ✓ **Warm, personal service**
- ✓ **Luxuriously soft fabrics, innovative fashion, and an always perfect fit**

Our Initiatives and Product Strategy at Soma



Launched sport collection to capture athletic category

Expanded swim to all stores

Elevated and expanded dressy sleepwear

Frequent new product launches Balconet, Memorable, Sport and Bralettes

We are Prioritizing Four Clear Focus Areas to Improve Performance and Increase Shareholder Value

Evolve the Customer Experience

Integrate our ***digital*** and ***physical*** retail environments to have the agility to ***meet our customers' expectations*** as their relationship with digital platforms evolves

Strengthen our Brands' Positioning

Leverage the connection we have with our ***loyal*** customers and ***attract new customers*** *through* ***marketing , brand-representative merchandise***, and ***unparalleled service***

Leverage Actionable Retail Science

Develop algorithms and models to drive and enable real-time decision-making to ***improve how we go to market, stock our product, interact with our customers, and how they interact with us***

Sharpen our Financial Principles

Drive further savings through leveraging our ***shared services model***, ***optimizing our expenses, driving a high ROI on marketing spend*** *and* ***facilitating value creation***

We Are Leveraging Rich Customer Shopping Data to Define the Frequency of Fashion


$ Sales
($ in millions)
$140
$40
$20
$0
Customer Shopping Frequency
(Majority shopping every 5 – 8 weeks)
0
7
14
21
28
35
42
49
56
63
70
77
84
91
98
105
112
119
126
Number of days between each customer visit


Average $ Sales
($ in millions)
$600
$500
$400
$300
$200
$100
$0
Most Desirable Customers Visit once Every 7-10 Weeks
High Margin
Low Margin
Number of days between each customer visit

Our Segmentation Strategy Has Been Continuously Refined and Made More Sophisticated with New Techniques…

Our Segmentation Strategy Evolution:
The most amazing personal service starts with her!

Past Refinements → **Future Goals**

- **Customers ranked on quarterly spend, recency & frequency**
- **Begin influencing product, pricing & channel**



Decile Segmentation
High Value Segmentation
Behavioral Segmentation
Predictive

- **Determine customer response based on understanding preference and motivation**
- **Identify cross-sell opportunities**
- **Attract, retain and grow most valuable customers**

- **Customers ranked on annual spend**
- **10 equally sized “segments”**
- **Directionally focusing marketing spend**

- **Customers grouped by sales/product history & demographics**
- **Enriched with psychographic information**
- **Influence sales by targeted messaging with product, price, channel and media plan differentiation**

As our strategy has evolved, informative uses have grown to encompass product, pricing, promotions, positioning, media plans and more

…Which Frames Our Segmentation Methodology



As customer behavior is influenced by many different factors, each segment profile further enriched to provide a more comprehensive description of the customer including:

- Demographics
- Psychographics
- Chico’s / WHBM / Soma shopping behavior
- Purchase KPI’s
- Attitudes on shopping
- Attitudes on shopping cross brand
- Competitive set and cross-shopping
- Media consumption

Our Behavioral Segmentation in Action

New & Fresh

New product at full price in stores



- Appointments
- Style Advice
- New Products
- Target New Look-a-likes
- Fewer coupons

Bargain Hunter

Discerning deal seeker rarely buying new product



- Value Message
- Markdown Preview
- Fewer Mailers
- Target New Look-a-likes

Discussion Agenda

I Welcome / Introduction
(Shelley Broader)

II We are Well Positioned for Profitable Growth and Value Creation
(Shelley Broader)

III Sharpening Our Financial Principles
(Todd Vogensen)

IV Wrap-Up
(Shelley Broader)

V Q&A

We are Prioritizing Four Focus Areas to Improve Performance and Increase Shareholder Value

Evolve the Customer Experience

Integrate our ***digital*** and ***physical*** retail environments to have the agility to ***meet our customers' expectations*** as their relationship with digital platforms evolves

Strengthen our Brands' Positioning

Leverage the connection we have with our ***loyal*** customers and ***attract new customers*** *through* ***marketing , brand-representative merchandise***, and ***unparalleled service***

Leverage Actionable Retail Science

Develop algorithms and models to drive and enable real-time decision-making to ***improve how we go to market, stock our product, interact with our customers, and how they interact with us***

Sharpen our Financial Principles

Drive further savings through leveraging our ***shared services model***, ***optimizing our expenses, driving a high ROI on marketing spend*** *and* ***facilitating value creation***

Our Strong Inventory Management and Disciplined Capital Expenditures

Focus on Inventory Management

Despite a choppy macroeconomic environment, inventory levels year over year continue to fall



$269
$270
$268
$238
$239
$236
$294
$269
$235
$234
Q1
Q2
Q3
Q4
2014
2015
2016

Chico's FAS Capital Expenditures

Capital expenditures have declined from 5% of sales to approximately 2% in the second quarter of 2016



$ 120
(29.3)% CAGR
$ 85
$ 60
2014
2015
Estimated 2016

Source: Company filings and Capital IQ
Note: $ in millions. Figures may not sum to total due to rounding.

Improving Our Store Productivity

- Our unique selling proposition makes the physical manifestation of our brands important to us and our customers

- Our customers are also interacting with us more through our online offerings, and thus, we are investing more in our digital capabilities
  - —Total company DCOM penetration is approximately 19%

- We are reducing and improving our overall store footprint to best serve our customers:
  - —***Slowing square footage growth***, including announcing plans to close approximately 175 stores through 2017. These actions are expected to result in ***$65 million of cost savings,*** with approximately ***84 stores closed to date***, and improved store productivity over time

Our loyal customers and ability to connect with them allows us to transfer around 50% of our sales from closed stores to other stores or channels [1] — significantly higher than the 20-30% industry average

Source: based on APT customer analysis.
[1] *Stores closed 2015 through Q1'16*

We Have Put in Place Key Cost Savings Initiatives That We've Already Started to Execute On


$30 - $40 million
120 - 155 bps
$25 million
100 bps
$10 - $20 million
40 - 80 bps
$25 million
100 bps
$90 - $110 mm of Total Savings
Organizational Redesign
Non-Merch. Procurement
Marketing Realignment & Spend Optimization
Supply Chain Efficiency
1 Supply Chain Efficiency
2 Marketing Realignment & Spend Optimization
3 Non-Merchandise Procurement
4 Organizational Redesign
Announced Cost Savings

Total announced expected annual savings of $90 – $110 million or approximately 4% of 2015 revenues

1 Supply Chain Efficiency Initiative

Assessment

- Leveraged rich customer shopping data to define the optimal frequency, depth and breadth of fashion deliveries
- “Most desirable customers” made visits once per 6 to 8 weeks
- Customers loved “newness” but did not have the opportunity to see, absorb or purchase new merchandise before marked down to make way for new set

Conclusion

- Reduce frequency of new floor-sets by up to 30% and choice counts by up to 20%
- Customers experience newness with frequent fashion capsules to refresh the floor and provide better visibility to our collections
- Improves AUR by increasing overall merchandise life at full-price
- Decreases expenses related to sourcing, design, distribution, marketing, store labor, and more

Estimated annualized cost savings of $30 - $40 million

Marketing Spend Optimization and Realignment of Marketing and Digital Commerce



Marketing Working Spend (% of Spend)
Traditional
Digital
100%
30%
70%
100%
50%
50%
FY2015
FY2017
Target

Estimated annualized cost savings of $25 million

3 Non-Merchandise Procurement

We are currently analyzing 31 categories, with total addressable spend of $180 million

Office Supplies
Hang Tags
Telecom
Direct Mail Printing
Lighting And Fixtures
Software
In-store Signage
Photography
Small Parcel
Tissue

Estimated Annualized Cost Savings of $10 million – $20 million

We have already achieved approximately $8 million in annualized savings in categories where business was awarded and post-negotiation bids were received

4 Organizational Redesign

Create	Make	Sell	Support
Design & Brand Image	Sourcing	Retail	Strategic Planning and Business Development
Merchandising	Production Management	Store Ops Support	Finance
Customer Experience / Marketing	Logistics & Distribution	DCOMM Front-end	IT
Pricing, Promo and Clearance	Planning & Allocation	DCOMM Back-end	HR
			Legal
			Real Estate, Facilities and Store Design

Decisions made by: Brand | Corporate

- Clarified roles and responsibilities across brands and shared services
- Reduced 200 heads in corporate and field leadership
- Resulted in flatter organization designed to be more nimble and responsive to customers' evolving needs

Estimated annualized cost savings of $25 million

We Are On Track to Achieve Double Digit Operating Margins

Operating Margin Bridge



10% +
0.5 -1.0%
2.25-2.75%
2.25-2.75%
5.2%1
LTM Jul-16
Gross Margin
SG&A
Growth Opportunities
Double Digit Margin

[1] Excludes restructuring and strategic charges and goodwill and intangible impairment charges.

Over the Last 10 Years, We Have Demonstrated Consistent and Robust Free Cash Flow Generation…

Free Cash Flow Over Time



Economic Growth
Economic Recession
Economic Recovery
$70.7
$6.4
$(5.2)
$147.5
$166.6
$123.4
$203.6
$98.2
$162.7
$112.2
$139.4
2006A
2007A
2008A
2009A
2010A
2011A
2012A
2013A
2014A
2015A
LTM Jul-16

With our announced cost reduction and operating efficiency initiatives, free cash flow is expected to continue to improve

Source: Company filings and Capital IQ.
Note: Free cash flow is calculated as cash flow from operations, less capital expenditures.

…Enabling Our Capital Allocation Strategy Focused on Value Creation

Chico’s FAS Capital Allocation Strategy

- ✓ Strong balance sheet with minimal debt
- ✓ Capital expenditures declining over time (3% of revenues in the medium term) as investments in existing stores and technology replace former store growth strategy
- ✓ Active share repurchase program, — returned 127% of free cash flow since 2010 vs. a median of 99% for peers
- ✓ Meaningful dividend program, with a 2.7% dividend yield and moderate historical annual increases

Since 2010, Nearly $1.2 Billion has been Returned to Shareholders

Since 2015, $429 million returned to shareholders through dividends and share repurchases, representing 3x free cash flow[1]



$48
$19
$28
$217
$183
$34
$146
$112
$35
$290
$252
$38
$64
$18
$46
$347
$303
$44
$82
$61
$21
2010A
2011A
2012A
2013A
2014A
2015A
2016YTD
Dividends
Share Repurchases

Source: Company filings and Capital IQ.
Note: $ figures may not sum to total due to rounding.
[1] Capital returned includes dividends and share repurchases, which are calculated gross of withholding tax for comparability with peers; free cash flow is calculated as cash flow from operations, less capital expenditures. Peers as defined in Chico’s FAS proxy statement.

Discussion Agenda

- **I** — **Welcome / Introduction (Shelley Broader)**
- **II** — **We are Well Positioned for Profitable Growth and Value Creation (Shelley Broader)**
- **III** — **Sharpening Our Financial Principles (Todd Vogensen)**
- **IV** — **Wrap-Up (Shelley Broader)**
- **V** — **Q&A**

We are Confident in Our Future as We Prepare to Enter Our Third Phase of Growth

Phase I

Development of four focus areas to drive profitable growth and value creation

Phase II

Executing on cost savings initiatives and preparing Chico's FAS for the third phase

Phase III

Defining and igniting new sources of revenue for our iconic brands

International Growth Remains a Virtually Untapped Opportunity for Us

After testing and learning with wholly-owned and franchised international operations, we are deepening our existing market penetration and focusing on entering select new markets

International Development Model


Profit
Sustain
Expand
Test & Learn
Investment
Complexity of Operations
Time

- Build foundational capabilities
- Acquire in-market know-how
- Begin building a global brand

- Increase penetration, customize capabilities
- Capitalize and scale
- Develop brand globally, locally

- Expand to more diverse markets
- Drive comps
- Generate cashflow

Phase 1 - Test & Learn

Establish a presence in select lower risk markets

- ☑ Enter Canada first due to its geographical and cultural proximity to the U.S.
- ☑ Enter franchise market with geographic and cultural proximity – Mexico

Phase 2 - Expand

Deepen penetration in existing markets and selectively enter new markets

- Continue to expand in markets with geographical and psychological proximity and advancing socio-economic development
- Deploy business model in geographically distant markets with similar cultural proximity

Phase 3 - Sustain

Drive productivity and operational efficiency

- Improve operational efficiency with current franchisees
- Explore growth opportunities in culturally diverse markets

We Can Target International Opportunities as a Lever for Long-Term Growth

Select Peer International Sales as % of Revenue[1]



53%
28%
22%
19%
18%
17%
16%
7%
0%
Median : 18%
GUESS
Abercrombie & Fitch
GAP
lululemon athletica
AMERICAN EAGLE OUTFITTERS
THE CHILDREN'S PLACE
MICHAEL KORS
Limitedbrands
EXPRESS

There Are Significant Expansion Opportunities in Latin America and EMEA

Apparel Retail Market Growth by Region



USA 2.1 % 3.4 %
Canada 2.5 % 3.7 %
North America 2.2 % 3.4 %
Latin America 10.0 % 22.5 %
Middle East and Africa 8.5 % 11.9 %
Asia Pacific 7.4 % 7.1 %
Eastern Europe 7.6 % 7.0 %
Australia 1.4 % 3.0 %
Western Europe 0.1 % 2.4 %
2010 - 2015 CAGR
2016E - 2020E CAGR

Source: Euromonitor

[1] Percentage of CY2015 total sales outside of the United States

We Also Have Opportunity For Complementary Partnerships, As We Follow Our Loyal Customers Where Life Takes Them


air mauritius




SEVEN SEAS EXPLORER

1. International
2. Partnerships
3. Licensing

- ✓ Forming a new business development team as part of our organizational redesign
- ✓ Tasked with seeking new avenues of revenue growth for our brands
- ✓ Thoughtful and methodical approach to growth

We Are Well-Positioned for Profitable Growth and Value Creation



1
Powerful, Iconic and Differentiated Brands
2
Strong Customer Loyalty
3
Leading Omni-Channel Capabilities
4
Significant Operational Improvement Changes Underway
5
Talented and Seasoned Management Team
chico's FAS INC
chico's
WHITE HOUSE BLACK MARKET
Soma

Discussion Agenda

I — **Welcome / Introduction**
(Shelley Broader)

II — **We are Well Positioned for Profitable Growth and Value Creation**
(Shelley Broader)

III — **Sharpening Our Financial Principles**
(Todd Vogensen)

IV — **Wrap-Up**
(Shelley Broader)

V — **Q&A**



Q&A

chico's FAS INC

chico's WHITE HOUSE BLACK MARKET Soma